Exhibit 99.1

NIO Inc.

(Company Registration Number: 294239)

(A company controlled through a multiple voting share structure and incorporated in the Cayman Islands with limited liability on 28 November 2014)

LATEST PRICE OF OUR AMERICAN DEPOSITARY SHARES ON

THE NEW YORK STOCK EXCHANGE

We refer to the eligibility-to-list letter dated 5 May 2022 (the "ETL Letter") (as supplemented by a letter dated 11 May 2022) that was issued by the Singapore Exchange Securities Trading Limited (the "SGX-ST") in connection with the proposed secondary listing of our Class A ordinary shares (the "Class A Shares") by way of introduction on the Official List of the Main Board of the SGX-ST.

Pursuant to paragraph 1(d)(viii) of the ETL Letter, the latest price of our American Depositary Shares listed for trading on the New York Stock Exchange under the stock ticker "NIO" as at close of market on 19 May 2022 (US EDT) is US$16.66 per ADS (S$23.00 per ADS, based on the exchange rate of S$1 : US$0.7242 on 19 May 2022, as extracted from Bloomberg).

The Class A Shares are expected to begin trading at 9 a.m. (Singapore time) today on the SGX-ST.

BY ORDER OF THE BOARD

Bin Li

Founder, Chairman and Chief Executive Officer

20 May 2022

Important Notice

This announcement is for information purposes only and does not constitute or form part of an offer, invitation or solicitation of any offer to purchase or subscribe for any securities of NIO Inc. in Singapore, the United States or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.

Listing of the Class A Shares on the SGX-ST does not guarantee a liquid market for the Class A Shares. The past performance of NIO Inc. is not necessarily indicative of the future performance of NIO Inc. This announcement has not been reviewed by the Monetary Authority of Singapore.